Filed pursuant to Rule 424(b)(3)

Registration No. 333-199129

SUPPLEMENT NO. 6
DATED AUGUST 9, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016, Supplement No. 2 dated May 24, 2016, Supplement No. 3 dated June 3, 2016, Supplement No. 4 dated July 6, 2016 and Supplement No. 5 dated August 4, 2016. Unless otherwise defined in this Supplement No. 6, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

In an effort to further align its interests with our stockholders, our Business Manager has agreed to amend the business management agreement to remove any obligation that we have to pay acquisition fees, real estate sales commissions and mortgage financing fees to our Business Manager with respect to future transactions. Our Business Manager believes that the elimination of these fees will provide it with the opportunity to improve the Company’s FFO and net income and reduce potential conflicts of interest. The original business management agreement required us to pay acquisition fees of 1.5% of the contract purchase price of each property and real estate-related asset we acquire, real estate sales commissions up to the lesser of (i) one-half of the customary commission paid to a third-party broker for the sale of a comparable property and (ii) 1.0% of the gross sales price of the property sold, and mortgage financing fees equal to 0.25% of the amount available or borrowed under the financing or the assumed debt. Accordingly, all references to acquisition fees, real estate sales commissions and mortgage financing fees in the prospectus are hereby deleted, except as otherwise noted in this Supplement No. 6. This change will, among other things, increase the amount of proceeds that we have available to invest in real estate assets.

Estimated Use of Proceeds

The first table under the caption “Estimated Use of Proceeds” on page 103 of the prospectus is hereby replaced with the following table:

	Maximum Sale of $800,000,000 in Class A Shares in the Offering		Sale of $400,000,000 in Class A Shares in the Offering (Half Offering)
	Amount ($)	Percent of Public Offering Proceeds From Sale of Class A Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class A Shares
Gross Public Offering Proceeds	800,000,000	100.00%	400,000,000	100.00%
Less Public Offering Expenses
Selling Commissions	48,000,000	6.00	24,000,000	6.00
Dealer Manager Fee	22,000,000	2.75	11,000,000	2.75
Other Organization and Offering Expenses(1)	10,000,000	1.25	5,000,000	1.25
Total Organization and Offering Expenses(2)	80,000,000	10.00	40,000,000	10.00
Amount of Public Offering Proceeds Available for Investment	720,000,000	90.00	360,000,000	90.00
Acquisition Fees(3)	549,000	0.07	549,000	0.14
Acquisition Expenses(4)(5)	3,600,000	0.45	1,800,000	0.45
Total Proceeds to be Invested(6)	715,851,000	89.48	357,651,000	89.41

(1)	We estimate that our “Other Organization and Offering Expenses” including any “issuer costs” will equal 1.25% of the gross offering proceeds from our primary offering, but in no event will they exceed 2.0% of the gross offering proceeds from our primary offering. “Other Organization and Offering Expenses” include amounts for SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer fees, data processing fees, bank fees and other administrative expenses of the offering. Amounts of certain of the “Other Organization and Offering Expenses” are not determinable at this time. If “Other Organization and Offering Expenses” exceed the 2.0% maximum expense cap, the excess will be paid by our Business Manager with no recourse to us.
(2)	With respect to the sale of our Class A Shares, we have voluntarily limited our total organization and offering expenses to 10.75% of the gross offering proceeds from the sale of our Class A Shares. We, however, estimate that our total organization and offering expenses will not exceed approximately 10.00% of the gross offering proceeds from the sale of our Class A Shares.

We estimate that payments deemed to be “underwriting compensation” by FINRA is estimated to be 8.8388% of the gross proceeds from the maximum sale of $800.0 million in Class A Shares. The “underwriting compensation” described in the table above excludes non-transaction based compensation paid to dual employees by our sponsor and the amount that Inland Securities expects to incur in excess of the dealer manager fee that will be paid to Inland Securities by us. We will not reimburse our sponsor or Inland Securities for these payments. Nonetheless, these payments will be deemed to be “underwriting compensation” by FINRA.

(3)	In connection with the acquisition of our first property, we will pay our Business Manager or its affiliates an acquisition fee of $686,250, or 1.5% of the contract purchase price. Effective August 8, 2016, we do not have an obligation to pay our Business Manager acquisition fees for future transactions.
(4)	For purposes of this table, we have assumed that we will fund acquisitions solely from net proceeds from the sale of shares in our primary offering; however, we currently expect that we will fund approximately 60% of the acquisition price of any property through the incurrence of debt. Since the acquisition expenses we will reimburse to our Business Manager are a percentage of the contract purchase price of an investment, the acquisition expenses will be greater than that shown to the extent we also fund acquisitions through the incurrence of debt at a rate greater than reflected, retained cash flow from operations, proceeds from the sale of shares under our distribution reinvestment plan or net proceeds from the sale of real estate assets. For example, assuming $800.0 million of gross proceeds is raised in this offering from the sale of Class A Shares, the amount of public offering proceeds available for investment from such sales would be $720.0 million and, consistent with our borrowing policy, we fund 60% of the total value of our acquisitions through the incurrence of debt, the amount of acquisition expenses reimbursable to our Business Manager will be $9.0 million.
(5)	We expect that acquisition expenses will be equal to approximately 0.5% of the contract purchase price of each real estate asset acquired. This amount was estimated by us, for illustrative purposes, based on the prior experience of IREIC, our sponsor, in connection with six other REITs it has sponsored. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired. If we sell the maximum amount of shares in our primary offering, we will reimburse acquisition expenses equal to approximately $11.35 million assuming aggregate borrowings equivalent to 60% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(6)	Pending the acquisition of real estate assets, we may invest proceeds in cash and short-term, highly liquid investments. Further, we may use proceeds to fund certain capital expenditures approved at the time of acquisition and principal payments on our indebtedness, as well as to pay operating expenses or to fund reserves. We have not limited the amount of these proceeds that may be used to fund distributions.

The second table under the caption “Estimated Use of Proceeds” on page 105 of the prospectus is hereby replaced with the following table:

	Maximum Sale of $200,000,000 in Class T Shares in the Offering		Sale of $100,000,000 in Class T Shares in the Offering (Half Offering)
	Amount ($)	Percent of Public Offering Proceeds From Sale of Class T Shares	Amount ($)	Percent of Public Offering Proceeds From Sale of Class T Shares
Gross Public Offering Proceeds	200,000,000	100.00%	100,000,000	100.00%
Less Public Offering Expenses
Selling Commissions	4,000,000	2.00	2,000,000	2.00
Dealer Manager Fee	5,500,000	2.75	2,750,000	2.75
Other Organization and Offering Expenses(1)	2,500,000	1.25	1,250,000	1.25
Total Organization and Offering Expenses(2)	12,000,000	6.00	6,000,000	6.00
Amount of Public Offering Proceeds Available for Investment	188,000,000	94.00	94,000,000	94.00
Acquisition Fees(3)	137,250	0.07	137,250	0.14
Acquisition Expenses(4)(5)	940,000	0.47	470,000	0.47
Total Proceeds to be Invested(6)	186,922,750	93.46	93,392,750	93.39

(1)	We estimate that our “Other Organization and Offering Expenses” including any “issuer costs” will equal 1.25% of the gross offering proceeds from our primary offering, but in no event will they exceed 2.0% of the gross offering proceeds from our primary offering. “Other Organization and Offering Expenses” include amounts for SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer fees, data processing fees, bank fees and other administrative expenses of the offering. In addition, we pay a distribution and stockholder servicing fee equal to 1.0% per annum of the purchase price per share (or, once reported, the amount of our estimated value per share) for each Class T Share sold in the primary offering. The distribution and stockholder servicing fee accrues daily and is paid monthly in arrears. We pay the distribution and stockholder servicing fee to our dealer manager, which may reallow the fee to the soliciting dealer, if any, who sold the Class T Shares or, if applicable, to a subsequent broker-dealer of record of the Class T Shares so long as the subsequent broker-dealer is party to a soliciting dealer agreement, or servicing agreement, with the dealer manager that provides for reallowance. The distribution and stockholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above table. See “Plan of Distribution” for a description of these fees. Amounts of certain of the “Other Organization and Offering Expenses” are not determinable at this time. If “Other Organization and Offering Expenses” exceed the 2.0% maximum expense cap, the excess will be paid by our Business Manager with no recourse to us.
(2)	With respect to the sale of our Class T Shares, we have voluntarily limited our total organization and offering expenses to 6.75% of the gross offering proceeds from the sale of our Class T Shares. We, however, estimate that our total organization and offering expenses will not exceed approximately 6.00% of the gross offering proceeds from the sale of our Class T Shares.

We estimate that payments deemed to be “underwriting compensation” by FINRA, including the distribution and stockholder servicing fee, is estimated to be 10.0% of the gross proceeds from the maximum sale of $200.0 million in Class T Shares. The “underwriting compensation” described in the table above excludes non-transaction based compensation paid to dual employees by our sponsor and the amount that Inland Securities expects to incur in excess of the dealer manager fee that will be paid to Inland Securities by us. We will not reimburse our sponsor or Inland Securities for these payments. Nonetheless, these payments will be deemed to be “underwriting compensation” by FINRA.

(3)	In connection with the acquisition of our first property, we will pay our Business Manager or its affiliates an acquisition fee of $686,250, or 1.5% of the contract purchase price. Effective August 8, 2016, we do not have an obligation to pay our Business Manager acquisition fees for future transactions.
(4)	For purposes of this table, we have assumed that we will fund acquisitions solely from net proceeds from the sale of shares in our primary offering; however, we currently expect that we will fund approximately 60% of the acquisition price of any property through the incurrence of debt. Since the acquisition expenses we will reimburse to our Business Manager are a percentage of the contract purchase price of an investment, the acquisition expenses will be greater than that shown to the extent we also fund acquisitions through the incurrence of debt at a rate greater than reflected, retained cash flow from operations, proceeds from the sale of shares under our distribution reinvestment plan or net proceeds from the sale of real estate assets. For example, assuming $200.0 million of gross proceeds is raised in this offering from the sale of Class T Shares, the amount of public offering proceeds available for investment would be $188.0 million and, consistent with our borrowing policy, we fund 60% of the total value of our acquisitions through the incurrence of debt, the amount of acquisition expenses reimbursable to our Business Manager will be $2.35 million.
(5)	We expect that acquisition expenses will be equal to approximately 0.5% of the contract purchase price of each real estate asset acquired. This amount was estimated by us, for illustrative purposes, based on the prior experience of IREIC, our sponsor, in connection with six other REITs it has sponsored. The actual amount of acquisition expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate purchase price paid to acquire each real estate asset, the aggregate amount borrowed, if any, to acquire each real estate asset and the number of real estate assets acquired. If we sell the maximum amount of shares in our primary offering, we will reimburse acquisition expenses equal to approximately $11.35 million assuming aggregate borrowings equivalent to 60% of the total fair market value of our assets, consistent with our borrowing policy. For these purposes, the fair market value of each asset will be equal to the greater of the contract purchase price paid for the asset or the value reported in a more recent appraisal of the asset.
(6)	Pending the acquisition of real estate assets, we may invest proceeds in cash and short-term, highly liquid investments. Further, we may use proceeds to fund certain capital expenditures approved at the time of acquisition and principal payments on our indebtedness, as well as to pay operating expenses or to fund reserves. We also may use the net proceeds of this offering to fund some or all of our distributions for any period in which our cash flow from operations is not sufficient. We have not limited the amount of these proceeds that may be used to fund distributions.

Management

The following disclosure replaces Mr. Reid’s biography on page 116 of the prospectus.

Michael W. Reid has been an independent director and chairman of the audit committee since September 2014. Since 2009, Mr. Reid has served as a partner at Herald Square Properties, a real estate investment and management company that manages two office buildings totaling nearly 1 million square feet in Midtown Manhattan and recently purchased and sold two office buildings in Times Square South with the Davis Companies and 1372 Broadway with Starwood Capital. Mr. Reid has nearly 34 years of investment banking and real estate experience, including heading Lehman Brothers REIT equity practice for nine years (1992-2001) as managing director in the Global Real Estate Department. In that capacity, he was responsible for developing and implementing the business strategy for Lehman’s REIT equity underwriting business. Mr. Reid also served as chief operating officer of SL Green Realty Corp. from 2001-2004, where some of his responsibilities included strategic planning, finance and reporting, capital markets, operations and budgeting for a $4 billion publicly-traded REIT. From 2004-2006, he served as president of Ophir Energy Corp., a company that invested in oil and gas production in Oklahoma. From 2006-2008, he served as chief operating officer of Twining Properties, a real estate company specializing in high rise development in Cambridge, Massachusetts. Since 2009, Mr. Reid has served as a director and audit committee member of Capital Senior Living Corporation, a New York Stock Exchange traded REIT, and became a member of the compensation committee in 2012 and chairman of the board of directors in 2016. Mr. Reid holds a Bachelor of Arts and Master of Divinity, both from Yale University.

The following disclosure replaces Ms. Hrtanek’s biography on page 118 of the prospectus.

Cathleen M. Hrtanek has been our secretary, and the secretary of the Business Manager, since December 2013. Ms. Hrtanek joined Inland in 2005 and is an associate counsel and vice president of The Inland Real Estate Group, Inc. In her capacity as associate counsel, Ms. Hrtanek represents many of the entities that are part of The Inland Real Estate Group of Companies on a variety of legal matters. She is also a member of the audit committee for a public partnership sponsored by IREIC. Ms. Hrtanek also has served as the secretary of IREIT, and the secretary of its business manager, since August 2011, as the secretary of Inland Diversified from September 2008 through July 2014, and its business manager from September 2008 through March 2016, as the secretary of Inland Opportunity Business Manager & Advisor, Inc. since April 2009 and as the secretary of IPCC since August 2009. Prior to joining Inland, Ms. Hrtanek had been employed by Wildman Harrold Allen & Dixon LLP in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and is a licensed real estate broker. Ms. Hrtanek received her bachelor degree from the University of Notre Dame in South Bend, Indiana and her law degree from Loyola University Chicago School of Law.

The following disclosure replaces the second paragraph and the table immediately below the second paragraph under the section captioned “Management – Inland Securities,” which is on page 135 of the prospectus.

The following table sets forth information about the directors and principal officers of Inland Securities. The biographies of Mr. Sabshon and Ms. Lynch are set forth above under “– Our Directors and Executive Officers” in this section and the biography of Ms. Matlin is set forth above under “– Our Business Manager” in this section.

Name	Age*	Position
Mitchell A. Sabshon	63	Director
Roberta S. Matlin	71	Director and Vice President
Catherine L. Lynch	57	Director, Chief Financial Officer and Secretary
Michael T. Ezzell II	40	Chief Executive Officer
Colin G. Cosgrove	47	Executive Vice President – National Sales Manager
Shawn Vaughan	44	Senior Vice President
Suzanne L. Bond	56	Senior Vice President and Chief Compliance Officer
*As of January 1, 2016

The following disclosure is added as Mr. Cosgrove’s biography on page 136 of the prospectus.

Colin G. Cosgrove joined Inland Securities as Executive Vice President – National Sales Manager in July 2016. Prior to joining Inland Securities, Mr. Cosgrove served as Executive Vice President – Head of Sales Strategy for Griffin Capital’s Eagle Capital Markets Group from April 2015 to July 2016. In this position, he was responsible for the organization and launch of Eagle Capital Markets and the development of sales efficiency systems. Prior to his position at Griffin Capital, he served as Senior Vice President – Sales Operations and Strategy for Cole Real Estate Investments (“Cole”) for 10 years, where he was responsible for Cole’s non-traded REIT and 1031 distribution business, including sales and operations, advisor marketing and distribution and reporting models. Prior to Cole, Mr. Cosgrove held positions with Edward Jones, E*TRADE Corporation and the Charles Schwab Corporation. Mr. Cosgrove received his bachelor of arts degree in Political Science from the University of Iowa. He also holds FINRA Series 7, 24 and 63 securities licenses.

Curtis R. Shoch has resigned as President and National Sales Manager of Inland Securities. Accordingly, his biography is removed from page 136 of the prospectus.

Status of the Offering

On July 8, 2016, we met our minimum offering requirement for, and broke escrow in, Ohio.